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                                                                   Exhibit 99.1


[VIVENDI UNIVERSAL LOGO]





                           Vivendi Universal Receives
                       Credit Line of 3,000,000,000 Euros


Paris, September 18, 2002 - Vivendi Universal [NYSE: V; Paris Bourse: EX FP] received a commitment from ABN Amro, BNP Paribas, CDC Ixis, Citigroup, Credit Agricole Indosuez, Credit Lyonnais, Credit Suisse First Boston, Natexis Banques Populaires, Royal Bank of Scotland, Societe Generale and Sumitomo Mitsui Banking Corporation for a 3 billion euro medium-term facility. This new facility will replace the short-term 1 billion euro credit facility obtained July 10th.


                                       ###


CONTACTS:

Media                      Investor Relations
Paris                      Paris
Antoine Lefort             Laura Martin
+33 (1).71.71.1180         917.378.5705
                           Laurence Daniel
 New York                  +33 (1).71.71.1233
 Anita Larsen
 +(1) 212.572.1118         New York
 Mia Carbonell             Eileen McLaughlin
 +(1) 212.572.7556         +(1) 212.572.8961

[VIVENDI UNIVERSAL LOGO]


                         VIVENDI UNIVERSAL ANNOUNCEMENT


Paris, September 18, 2002 - Philippe Germond, Deputy Chief Operating Officer of Vivendi Universal [NYSE: V; Paris Bourse: EX FP] and Chairman and CEO of Groupe Cegetel, has accepted a proposal from Alcatel to become that company's Chief Operating Officer from January 1, 2003. Until that date, he will continue to head Vivendi Universal's telecommunications division and the senior management team that has lead Groupe Cegetel for several years. Mr. Germond's work has contributed to developing the technical, commercial and financial performance of Groupe Cegetel, which is one of Europe's leading non-incumbent operators.


                                       ###


CONTACTS:

Media                     Investor Relations
Paris                     Paris
Antoine Lefort            Laura Martin
+33 (1).71.71.1180        917.378.5705
                          Laurence Daniel
New York                  +33 (1).71.71.1233
Anita Larsen
+(1) 212.572.1118         New York
Mia Carbonell             Eileen McLaughlin
+(1) 212.572.7556         +(1) 212.572.8961